Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: June 11, 2026

The following is a transcript of a video announcement made to employees by Dana Incorporated’s Bruce McDonald, Chairman and Chief Executive Officer, Byron Foster, Incoming Chief Executive Officer, and Timothy Kraus, Chief Financial Officer, on June 11, 2026 in connection with the proposed business combination between Dana Incorporated and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

Bruce McDonald:

Welcome, everybody. This morning, we are announcing some exciting and pretty significant news for Dana that we are combining with Eaton’s mobility business. This is going to bring together two strong global powertrain suppliers, resulting in a company that’s going to be much bigger than we are today. So, the resulting company will be about $11 billion in revenue. We’ll have margins in the 15% initially, and we’ll continue to have a very strong balance sheet.

In terms of the rationale for the transaction, it’s really all about advancing our vision statement to be the world’s best powertrain supplier globally, as well as to enhance our financial position, as we laid out in Dana’s 2030 strategy. We do expect the transaction to generate significant value for our shareholders, with about $250 million of run rate synergies we expect to achieve.

In terms of the management of the company, as we previously announced, Byron will be taking over as CEO on July 1st. That’s unchanged. I will be transitioning into an executive chairman role, which means I’ll be around a little bit more and I’ll be responsible primarily for integration and synergy realization. As you know, with any transaction this size, I’m sure there’s a lot of questions in terms of next steps and things like that.

And a lot of those are unanswered today, so we’ll be able to provide you more information as we go forward. From a timing perspective, this transaction we expect will close in the first quarter of 2027. And again, as I said before, we’ll keep you posted on key developments. Between now and then, you could think about it as business as usual.

We’ve got to continue to deliver our commitments here in 2026. And in terms of the initiatives that we have for Dana 2030. So, thank you for your efforts on that. And, Byron, we’ll turn it over to you to maybe explain a little bit more about Eaton’s business.

Byron Foster:

Okay, great. Thanks, Bruce. And you’re right, absolutely exciting time for the Dana team and for the Eaton team as well. And a significant step on our transformation journey. So let me just frame for the team what’s coming to us, with us, combining with us from the Eaton mobility business. So, from a top line perspective, the business is roughly $3.3 billion in revenue.

And in terms of the split, just like Dana, Eaton serves two end markets, the commercial vehicle market and light vehicle market. The mixed split is roughly 65% commercial vehicle and 35% LV. So, kind of the inverse of where we are in Dana. So really brings a nice balance to our product portfolio and just overall kind of concentration and business mix.

The other thing worth pointing out is roughly 25% of the revenue is aftermarket. So really, as you guys know, growing our aftermarket business is one of the key pillars of our Dana 2030 strategy. So, combining the Eaton aftermarket business with Dana’s aftermarket position really creates a nice, scaled position for us to continue to grow from. In terms of products, key products in the portfolio include commercial vehicle transmissions, engine valves, clutch packs, and various EV components for both commercial vehicle and light vehicle.

Just in terms of regional mix, roughly half the business is North America and the other half is split equally between South America, Europe and Asia Pacific. So very much a global footprint, 37 facilities around the world and 12,000 employees. So again, really excited about the opportunities that this will present for Dana and for the Eaton business going forward.

And looking forward to combining the companies and getting to day one here in Q1 of 27. So, with that, let me hand it to Tim. Tim and his team have done just an awesome job driving through this process in a relatively short period of time. So, I want to take the opportunity to thank Tim and thank the team that’s worked on the deal. And, Tim, why don’t you add a little color on the transaction and how it’s all going to work.

Tim Kraus:

Sure. Thanks, Byron. So as Bruce mentioned, it’s a combination. We’re paying $5.1 billion for the business. And we’re going to pay for that in a combination of cash and stock. So about $1.1 billion in cash. So that will actually be in the form of a pre-combination distribution that Eaton will take out of the subsidiary prior to merging with Dana.

And the balance will be paid to Eaton’s shareholders in the form of Dana stock. So, after the transaction, Eaton’s shareholders, so not Eaton itself, but their public shareholders, will own about 50.1% of the combined business. So, we’re effectively doubling the market cap and the value of the business from where we are today. And that’s really one of the key aspects of this, why we can do this transaction and really transform the business without significantly increasing the amount of leverage or debt that we have on the book.

So, we anticipate that when the transaction closes, we’ll just be a little bit higher leverage than we are today. We’re about one times levered today and will be about 1.2 times levered on an EBITDA basis once we close. Still extremely good set for leverage relative to our peers. So super strong balance sheet gives us a really good base to continue to be able to invest in the business.

All the things we’ve been talking about around Dana 2030, this transaction not only continues to allow us to do to do them, but actually provides an even larger platform from which to really drive our 2030 growth platform. So, to think about that, we had laid out a plan for about $10 billion in sales, 15% EBITDA and 6% free cash flow by 2030 – we will largely meet those goals in the first year after the transaction.

And when we look forward to 2030 on the combined basis, when you consider what we already have planned for 2030 and the synergies that we’ve identified, we are looking at a business that’s $14 to $15 billion in revenue, about an 18% margin business and about an 8% free cash flow margin. So again, really strong economics, strong fundamentals for the business, a very, very strong balance sheet and a great platform to continue to be able to grow and drive value for not only our shareholders, but for our employees, our customers and all the communities in which we serve.

So, it’s been really quick to get this done, but I think we’re going to really have a fantastic company as we kind of move through this and get this closed. With that, I’ll turn it back over to Bruce.

Bruce McDonald:

So yeah, obviously you can tell we’re pretty excited about it. And we look forward to sharing more developments as we go forward here.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Dana or SpinCo.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO, THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow and adjusted free cash flow margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation.